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Lodgement of Open Briefing

multiemedia

Multiemedia Limited
IBM Tower
Level 27, 60 City Road
Southbank, Victoria 3006

Date of lodgement: 18-Oct-2004

Title: Open Briefing. Multiemedia. CEO on Airworks Acquisition

Record of interview:

corporatefile.com.au
Multiemedia Limited recently announced it had finalised its purchase of a 61.4 percent stake in Airworks Media, which holds a 5-year exclusive agreement with Woolworths for delivery of in-store advertising content to 720 stores nationally. What's the rationale behind this acquisition?

CEO Adrian Ballintine
Essentially, we want to be a deliverer of solutions via two-way satellite, not just an infrastructure company. This acquisition gets us closer to a "marque" client and enables us to not just provide the broadband access, but also be involved in solutions such as delivering music, news updates and WOW TV into the Woolworths stores. Being able to deploy these Airworks' solutions will also bring us closer to a whole range of potential new clients for our satellite products.

corporatefile.com.au
What was the cost of the Airworks stake and how was it funded?

CEO Adrian Ballintine
We were owed $5.5 million by Airworks in relation to the Woolworths contract. Our investment cost's been offset against this outstanding amount. We've also got Rentworks, a subsidiary of Allco, to provide $5 million in working capital funding for the Airworks business.

corporatefile.com.au
Who are the minority shareholders in Airworks?

CEO Adrian Ballintine
The minority shareholders are TSS, a company that provides programming software to Airworks and now has a 20 percent stake, and one of the initial shareholders in Airworks, with a 7.5 percent stake. The balance is held by a group of individual shareholders.

corporatefile.com.au
You've indicated Airworks will generate revenue of more than $60 million over the life of the Woolworths contract, implying revenue of about $12 million annually. How's the revenue from the contract structured and what's the anticipated net impact on Multiemedia's bottom line?

CEO Adrian Ballintine
The $60 million is a minimum. We get revenue from selling advertising space in the Woolworths stores as well as providing the satellite broadband infrastructure. Airworks has the exclusive right to sell advertising in the stores, with the assistance of Woolworths, which gets a percentage of the advertising revenue. Like any advertising media seller, the Airworks business tends to have seasonal peaks, with a lot of advance bookings ahead of Christmas, Easter, Mother's Day. etc.

We believe Airworks will give us revenue of about $14 million in the current year to June 2005 and about $0.7 million of EBIT before amortisation of goodwill. Next year, we believe it can give us around $34 million of revenue and $7 million of EBIT.

corporatefile.com.au
What's Airworks' earnings record? Does it have similar contracts with other retailers? What opportunities are there for it to expand its customer base?

CEO Adrian Ballintine
Airworks is a start-up. We have an agreement not to contract with retailers that compete with Woolworths directly, but we see opportunities for the Airworks offering in hotels, airports, sports venues and non-competing retailers.

corporatefile.com.au
You've forecast an EBIT loss of $3.1 million for Multiemedia's NewSat high speed satellite broadband business in the current year, on the back of revenue of $16.7 million. The business booked a pre-tax loss of $9.8 million on revenue of $4.6 million in 2004. Apart from the Woolworths contract, what are the anticipated drivers of this growth?

CEO Adrian Ballintine
Our NewSat business is seeing growth in its Middle Eastern and African operations week on week, and Australia's growing too, with NewSat being selected as a provider under the Federal Government's Broadband for Health program and its HiBIS bandwidth incentive scheme for rural and remote areas.

We now have a far better understanding of this business, having successfully installed large contracts like Woolworths, and that's increased our ability to go out and win new business, plus it's leading new business to us.

corporatefile.com.au
What's the current level of operating expenses in the NewSat business and will costs increase significantly with the ramp-up in new business?

CEO Adrian Ballintine
It's important to recognise that a large portion of NewSat's costs are fixed, such as the lease of the space segment, and we've invested a lot in our people in the launch phase of the business. NewSat's is a recurring revenue model, so each new customer means growth in the revenue stream, and because the cost base is essentially fixed, that incremental revenue will be at little extra expense.

corporatefile.com.au
You've previously flagged the need to raise further capital to develop the NewSat business. What level of funding will be required over the next 12 months, what form do you expect any capital raisings to take and which areas of the business will the investment be targeted at?

CEO Adrian Ballintine
We've told our shareholders we'll do one more small capital raising and it'll take the form of a share purchase plan, so it'll be available to all shareholders. Essentially, those funds will be working capital for growing all our businesses.

corporatefile.com.au
You've also flagged EBIT of $0.3 million this year from your MTD computer component and accessory distribution business, compared with a loss of $0.2 million in 2004. What are the key assumptions behind this forecast?

CEO Adrian Ballintine
We expect MTD to have revenues in the order of $26 million, up from $17 million, and be just profitable. We're sourcing more profitable and unique lines, which we're doing through new associations with US suppliers. MTD's developing more relationships and growing its distribution base, and growth is also being generated via the NewSat business.

corporatefile.com.au
In 2004, Multiemedia's cash outflow from operations was $12.3 million and at the end of June cash in hand stood at $1.8 million. When do you expect the business to be self-funding both operationally and in terms of funding expenditure on new developments?

CEO Adrian Ballintine
By February, we expect to be cash-flow positive and we expect to be almost cash-flow neutral for the full financial year. We expect to be cash-flow positive in each division thereafter, and totally self-funding.

corporatefile.com.au
What level of earnings growth do you believe is achievable for Multiemedia over the longer term?

CEO Adrian Ballintine
Our two-year forecast says we'll get net profit before minorities of nearly $15 million in the 2006 year, compared with a net loss of $2.5 million this year. Companies like ours in the US, like ViaSat and PanamSat, are growing earnings at over 50 percent and are expected to continue that growth for a number of years. We think that because we've invested early in the infrastructure and the staff, we've got a very strong first-mover advantage. We've got infrastructure in Australia and the Middle East and we can take advantage of new satellites becoming available to sell into this existing customer base. In Australia we're just scratching the surface.

corporatefile.com.au
Thank you Adrian.

For more information about Multiemedia, visit www.multiemedia.com or call Stephen Batten on (+61 3) 9674 4644

For previous Open Briefings, or to receive future Open Briefings by e-mail, visit www.corporatefile.com.au

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Multiemedia provides 2 Year Forecast

Friday 15 October 2004

The Directors are pleased to provide Group and Individual entity forecasts for the years to June 2005 and June 2006. The provision of the forecast fulfills the commitment made at the recent EGM.

Multiemedia's broadband satellite division, NewSat, has received much of management's effort and is now living up to initial expectations. NewSat has started to mature and its Australian, Middle East and North African operations are growing week on week.

MTD is an established business with steady growth prospects and a loyal customer base. It now derives some of its revenue from NewSat, demonstrating the synergistic nature of these two operations.

The recent purchase of Airworks - and the long due diligence process leading up to the acquisition, enabled a very thorough understanding of that business and its future financial contribution.

It is unusual to forecast beyond 12 months but due to the recurring nature of revenues in the NewSat business, the Board wants shareholders to understand the growth benefits associated with such businesses.

Forecast highlights:

- The Group is expected to generate a profit of $1.6 million (after minority interests) in the second half of FY05 and move to a full year net profit of $12.8 million (after minority interests) for FY06.
- Forecast to move to positive cash-flow by the end of the March quarter of FY05, as both Airworks and NewSat generate a positive EBITDA.

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Forecast highlights (continued)

- Revenue growth from:
  - Acquisition of Airworks and subsequent roll-out of marketing and sales effort;
  - Compounding effect of NewSat 2 year recurring revenue sales contracts;
  - Increased NewSat market penetration in the Middle East and North Africa;
  - Growth in HiBIS and the Broadband for Health NewSat products, and
  - MTD's increased inter-segment satellite equipment revenue.
- Positive EBITDA generated by all divisions in second half of FY05 and rising to $12.3 million in the second half of FY06 driven by strong contribution of NewSat and Airworks.
- EBIT margins improved from the current loss position to just under 20% by the second half of FY06 as the divisions leverage their fixed cost bases.

Multiemedia Limited Consolidated Forecast

	FY05 - 1st Half					FY05 - 2nd Half					FY05 - Full Year				
	NewSat $' m	MTD $' m	Airworks $' m	Elim. $' m	Consol. $' m	NewSat $' m	MTD $' m	Airworks $' m	Elim. $' m	Consol. $' m	NewSat $' m	MTD $' m	Airworks $' m	Elim. $' m	Consol. $' m
Revenue	4.3	10.7	1.4	(1.5)	14.9	12.4	15.0	12.3	(3.0)	36.7	16.7	25.7	13.7	(4.5)	51.6
EBITDA	(3.0)	(0.1)	(1.0)	-	(4.1)	1.3	0.4	1.9	-	3.6	(1.7)	0.3	0.9	-	(0.5)
EBIT	(3.7)	(0.1)	(1.0)	(0.1)	(4.9)	0.6	0.4	1.7	(0.1)	2.6	(3.1)	0.3	0.7	(0.2)	(2.3)
Interest					(0.1)					(0.1)					(0.2)
Tax Expense					-					-					-
Net Profit					(5.0)					2.5					(2.5)
Less Minority Interests					0.4					0.4					0.8
Net Profit Attributable To Members					(4.6)					2.9					(1.7)

	FY06 - 1st Half					FY06 - 2nd Half					FY06 - Full Year				
	NewSat $' m	MTD $' m	Airworks $' m	Elim. $' m	Consol. $' m	NewSat $' m	MTD $' m	Airworks $' m	Elim. $' m	Consol. $' m	NewSat $' m	MTD $' m	Airworks $' m	Elim. $' m	Consol. $' m
Revenue	18.2	19.7	15.9	(4.4)	49.4	27.4	21.3	17.9	(5.1)	61.6	45.6	41.0	33.8	(9.5)	110.9
EBITDA	2.6	0.8	3.6	-	7.0	7.4	1.0	3.9	-	12.3	10.0	1.8	7.5	-	19.3
EBIT	1.9	0.7	3.5	(0.1)	6.0	6.6	0.9	3.8	(0.1)	11.2	8.5	1.6	7.3	(0.2)	17.2
Interest					(0.1)					(0.1)					(0.2)
Tax Expense					(1.1)					(1.1)					(2.2)
Net Profit					4.8					10.0					14.8
Less Minority Interests					(1.0)					(1.0)					(2.0)
Net Profit Attributable To Members					3.8					9.0					12.8

multiemedia
IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Multiemedia Limited Forecast Revenue


80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
-
(10.0)
$' millions
1st Half FY05
2nd Half FY05
1st Half FY06
2nd Half FY06
NewSat
Airworks
MTD
Elimination

Multiemedia Limited Forecast EBITDA


14.0
12.0
10.0
8.0
6.0
4.0
2.0
-
(2.0)
(4.0)
(6.0)
$' millions
2005/1
2005/2
2006/1
2006/2
Airworks
MTD
NewSat

ADRIAN BALLINTINE
Chief Executive Officer
Multiemedia Limited

For additional information please contact:
Mr Stephen Batten, Company Secretary on (03) 9674 4644, or by email at
shareholder@multiemedia.com

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Airworks acquisition finalised

Monday 11 October 2004

Multiemedia Limited has finalised its purchase of a majority interest in Airworks Media Pty Ltd. A stake of 61.4% has been acquired and Rentworks Limited has agreed to provide a finance facility to ensure Airworks has an appropriate growth path.

Airworks major asset is a contract with Woolworths to market and produce the in-store advertising content for all Woolworths supermarkets including in-store radio, floor, trolley and shelf advertising.

The Chief Operating Officer of Alleasing (the 100% owner of Rentworks), Mr Murray Hamilton, said his company was pleased to be associated with Airworks which he described as "an innovative business opportunity".

The Airworks concept opens the door to broader deployment of Multiemedia's NewSat satellite service both within Woolworths and beyond. As Airworks embraces Multiemedia's NewSat satellite multicasting advertising service, the acquisition extends the NewSat core business into a far greater number of multicasting opportunities.

According to industry experts CAP Ventures, Norman McLeod, multicasting or "digital delivery of content through a network of audio and visual displays through an out-of-home setting that is centrally managed and controlled is the newest advertising channel".

Advertisers use media delivered via satellite to target customers at the point of sale thus providing advertisers and retailers an effective tool to increase turnover and generate revenue through media sales. Airworks can not only deliver digital content to the stores via NewSat but can also tailor complete media packages for major advertisers including posters, floor graphics and shelf signage.

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Multiemedia Limited CEO, Adrian Ballintine, said "the Airworks acquisition has delivered a windfall to shareholders and a guaranteed revenue stream from an Australian icon. We will be out to maximise every selling opportunity Airworks provides and do our utmost to ensure Woolworths is an outstanding example of how satellite technology can increase even the largest of companies market share".

ADRIAN BALLINTINE
Chief Executive Officer
Multiemedia Limited

For additional information please contact:

Mr Stephen Batten, Company Secretary on (03) 9674 4644, or by email at ***shareholder@multiemedia.com***